October 10, 2007

FOR IMMEDIATE RELEASE

PRIMEWEST ENERGY TRUST ANNOUNCES DISTRIBUTION LEVEL FOR NOVEMBER 2007 AND CONFIRMS DATE OF SPECIAL MEETING TO APPROVE TAQA TRANSACTION

CALGARY  (TSX: PWI.UN; PWX; PWI.DB.A; PWI.DB.B; PWI.DB.C NYSE: PWI) – PrimeWest Energy Trust ("PrimeWest") announces that the distribution payable on November 15, 2007 will be C$0.25 per Trust Unit.  The ex-distribution date is October 18, 2007 and the record date is October 22, 2007.  Using a Canadian to U.S. dollar exchange rate of 1.01, the distribution amount is approximately US$0.2525 per Trust Unit.  The actual U.S. dollar equivalent distribution will be based upon the Canadian/U.S. dollar exchange rate in effect on the payment date, net of applicable Canadian withholding taxes.

On September 24, 2007, PrimeWest announced that it had entered into an agreement with 1350849 Alberta Ltd. and TAQA North Ltd., (the "Agreement") both of which are wholly owned subsidiaries of the Abu Dhabi National Energy Company PJSC ("TAQA"), to purchase all of the issued and outstanding Trust Units of PrimeWest, and all of the issued and outstanding Exchangeable Shares of PrimeWest Energy Inc., for cash consideration equivalent to C$26.75 per Trust Unit, pursuant to a plan of arrangement under the Business Corporations Act (Alberta) (the "Arrangement") The cash consideration payable for the Exchangeable Shares will be calculated on the basis of the exchange ratio in effect at the time the transaction is completed.

The Agreement and Arrangement are subject to a number of conditions including, but not limited to, court and regulatory approval and other voting conditions that are typical of transactions of this nature, including the approval of at least 662/3% of the Trust units, Exchangeable Shares and unit appreciation rights, voting together as a single class, represented in person or by proxy at the Special Meeting of Securityholders.

The Special Meeting of Securityholders to vote on the Arrangement will be held on Wednesday, November 21, 2007 at the Metropolitan Conference Centre, 333 - 4th Avenue S.W., Calgary, Alberta at 3:00 p.m. Mountain Standard Time. An information circular regarding the Arrangement is expected to be mailed to all PrimeWest Securityholders in late October 2007.

Provided that the Securityholders approve the Arrangement at the Special Meeting, and that all of the other conditions to the completion of the Agreement and Arrangement are satisfied, it is anticipated that the Arrangement will be completed on or before November 30, 2007 and that the distribution to be paid on November 15, 2007 will be the final distribution on the Trust Units. However, if the Arrangement is not completed by November 30, 2007, there are certain circumstances in which distribution payments will continue to be made by PrimeWest.

On September 24, 2007, PrimeWest also announced that it was suspending the operation of its premium distribution, distribution reinvestment and optional trust unit purchase plan with respect to any distribution paid on the Trust Units after October 15, 2007.

PrimeWest is a Calgary-based conventional oil and gas royalty trust that actively acquires, develops, produces and sells natural gas, crude oil and natural gas liquids for the generation of monthly cash distributions to Unitholders.  Trust Units of PrimeWest trade on the Toronto Stock Exchange (TSX) under the symbol “PWI.UN” and on the New York Stock Exchange under the symbol “PWI”.  Exchangeable Shares of PrimeWest Energy Inc. trade on the TSX under the symbol “PWX”.  Series I Convertible Debentures of PrimeWest trade on the TSX under the symbol “PWI.DB.A”, Series II Convertible Debentures trade under the symbol “PWI.DB.B” and Series III Convertible Debentures trade under the symbol “PWI.DB.C”.

To learn more about PrimeWest, please visit our website at www.primewestenergy.com.

For Investor Relations inquiries, please contact:

George Kesteven

Manager, Investor Relations

403-699-7367

Debbie Carver

Investor Relations Advisor

403-699-7464

Toll-free:  1-877-968-7878

E-mail:  investor@primewestenergy.com

Suite 5100, 150 - 6th Avenue S.W. Calgary, Alberta Canada T2P 3Y7 Telephone: (403) 234-6600 Facsimile: (403) 266-2825